OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

March 12, 2007

07021901

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

SUPPL

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of material fact Information about general meeting resolutions, Material Fact Notice Information on record dates of the Issuer, Information of possible significance for the value of the issuer's securities, notice concerning an extraordinary general shareholders' meeting, report on the voting results of participants of the extraordinary general shareholders' meeting, report on the results of voting by the members of the EGM of RBC Information Systems. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

«РБК Информационные Системы»
МОСКВА

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

3/20

Open Joint-Stock Company

RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261

NOTICE

Dear Shareholder,

The Company is pleased to notify you of an extraordinary general shareholders' meeting.

The Meeting will be held at RBC's offices at: Building 1, 78 Profsoyuznaya Street, Moscow, on April 24, 2007.

The Meeting will open at 11 a.m.

Registration of participants will start at the location of the Meeting at 10 a.m. on April 24, 2007.

Agenda of the Meeting:

1. Approval of the IT business divestment.
2. Approval of related party transactions.

The Meeting will be held in the form of simultaneous attendance of shareholders with prior distribution of voting ballots.

Any shareholder eligible for registration for and participation in the Meeting shall present the following documents:

- an individual shareholder shall present an identification document;
- a proxy for an individual shareholder shall present an identification document and a proxy document;
- a proxy for a corporate shareholder shall present an identification document and a proxy document. In the event that the person taking part in the general shareholders' meeting is entitled to act on behalf of the organization without any power of attorney document, a document confirming his/her position shall be produced instead of the proxy.

In the event of the inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the opportunity to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Ircol, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;
- OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow 117393.

Voting ballots shall be accepted until April 21, 2007.

The list of those eligible to participate in the Meeting has been drawn up based on the registry of owners of securities as of March 7, 2007.

Information to be disclosed to shareholders prior to the Meeting shall be available 20 days before the scheduled date of the Meeting (after April 3, 2007) at OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow 117393.

For further information, please contact: +7 (495) 363 1146.

Yours faithfully,
The Board of Directors
OAO RBC Information Systems

REPORT

on the voting results of participants of the extraordinary general shareholders' meeting of RBC Information Systems Open Joint-Stock Company (hereinafter referred to as "the Company")

RECEIVED

The Company's legal address: 75/9 Leninsky Prospekt, Moscow 119261.
The meeting was held at: RBC offices, building 1, 78 Profsoyuznaya Street, Moscow.
Date of the meeting: December 18, 2006.
Form of the meeting: simultaneous attendance with prior distribution of voting ballots.

Chairman of the general meeting: German Kaplun
Secretary of the general meeting: Legal Advisor Ekaterina Melnikova.

Pursuant to the Federal Law No. 120-FZ "On joint-stock companies", the duties of the Counting Commission were performed by the Company's Registrar, ZAO IRCOL, represented by Marina Novikova.

Agenda of the meeting:

1. Consideration of the Company's statements, including the profit and loss statement (profit and loss accounts) for the first nine months of 2006, and allocation of the Company's profits and losses for the first nine months of 2006.
2. Payment (statement) of dividends on the Company's shares for the first nine months of 2006. Determination of the size of dividends on the Company's shares.
3. Determination of the form of, and procedure and deadlines for, paying out dividends on the Company's shares.

Quorum for items on the agenda of the general meeting, as of 11 a.m.:

Items on the agenda of the general meeting	Number of votes held by persons eligible to participate in general meetings, as of November 2, 2006	Number of votes held by persons who participated in the general meeting		Quorum
			%	
1	119,259,370	19,788,923	16.5932	not present
2	119,259,370	19,788,923	16.5932	not present
3	119,259,370	19,788,923	16.5932	not present

As of 11:00 a.m. (the opening of the meeting) the extraordinary general shareholders' meeting had no quorum for any of the agenda items. Pursuant to Clause 4.9 of the Provision on Additional Requirements for the Procedure of Preparing and Convening a Shareholders' Meeting approved by resolution of the Federal Financial Markets Service No. 17/ps dated May 31, 2002, the meeting's opening was suspended until 1:00 p.m.

Quorum for items on the agenda of the general meeting, as of 1 p.m.:

Items on the agenda of the general meeting	Number of votes held by persons eligible to participate in general meetings, as of November 2, 2006	Number of votes held by persons who participated in the general meeting		Quorum
			%	
1	119,259,370	19,788,923	16.5932	not present
2	119,259,370	19,788,923	16.5932	not present
3	119,259,370	19,788,923	16.5932	not present

As of 1:00 p.m., the opening of the general meeting, the extraordinary general shareholders' meeting had no quorum for any of the agenda items.

The meeting was deemed invalid (without a quorum).

Chairman of the general meeting German Kaplun

Secretary of the general meeting Ekaterina Melnikova

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice
On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates. 1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** German Kaplun, member of the issuer's Board of Directors 2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:** Open Joint-Stock Company RBC Information Systems 75/9 Leninsky Prospekt, Moscow 119261 3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.21%; **This person's percentage of the issuer's common shares prior to the change:** 11.21% 4. **The size of this person's share in the issuer's authorized capital after the change:** 11.29%; **This person's percentage of the issuer's common shares after the change:** 11.29% 5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** January 30, 2007.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: January 30, 2007	Seal	

«РБК Информационные Системы» МОСКВА

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Alexander Morgulchik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.39%;
This person's percentage of the issuer's common shares prior to the change: 11.39%
4. **The size of this person's share in the issuer's authorized capital after the change :** 11.47%;
This person's percentage of the issuer's common shares after the change: 11.47%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** January 30, 2007.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: January 30 2007	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Dmitry Belik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 10.67%;
This person's percentage of the issuer's common shares prior to the change: 10.67%
4. **The size of this person's share in the issuer's authorized capital after the change:** 10.09%;
This person's percentage of the issuer's common shares after the change: 10.09%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** February 09, 2007.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: February 09, 2007	Seal «РБК Информационные Системы»	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Dmitry Belik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 10.60%;
This person's percentage of the issuer's common shares prior to the change: 10.60%
4. **The size of this person's share in the issuer's authorized capital after the change:** 10.67%;
This person's percentage of the issuer's common shares after the change: 10.67%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** January 30, 2007.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: January 30, 2007	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, or a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company and its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Sergei Lukin, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 0.3%;
This person's percentage of the issuer's common shares prior to the change: 0.3%
4. **The size of this person's share in the issuer's authorized capital after the change:** 0.72%;
This person's percentage of the issuer's common shares after the change: 0.72%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** January 30, 2007.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: January 30, 2007	Seal	

«РБК Информационные Системы» МОСКВА

Material Fact Notice
Information on record dates of the Issuer

1. General Information	
1.1. Issuer's full corporate name (name for a non-profit organization)	***RBC Information Systems Open Joint-Stock Company***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt, Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer for information disclosure	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

2.1. Type, category, series and other identification characteristics of registered securities, for which a register of holders is being compiled – **common registered shares of OAO RBC Information Systems (state registration number 1-03-05214-A)**

2.2. Purpose for which the register of holders of registered securities is being compiled – **participation in an extraordinary general shareholders' meeting**

2.3. Date to which the register of holders of registered securities is to be compiled – **March 07, 2007**

2.4. Date and number of the minutes of the meeting (session) of the issuer's authorized managerial body, when the resolution on the register of holders of the issuer's registered securities, or other resolution that implies the date for drawing up such a register, was passed – **Minutes of the meeting of the Board of Directors of RBC Information Systems No. 60 dated February 27, 2007.**

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: February 28, 2007	Seal	

«РБК Информационные Системы»

Information of possible significance for the value of the issuer's securities

1. General Information	
1.1. Issuer's full corporate name (name for a non-profit organization)	***RBC Information Systems Open Joint-Stock Company***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt, Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer for information disclosure	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

Information on the resolution of the Board of Directors of OAO RBC Information Systems to convene the issuer's extraordinary general shareholders' meeting.

Date of the issuer's Board of Directors meeting, which made the respective resolution: **February 27, 2007**.

Date and number of minutes of the issuer's Board of Directors meeting, when the respective resolution was passed: **Minutes No. 60 dated February 27, 2007**.

Contents of the resolution passed by the issuer's Board of Directors:

To convene the Company's extraordinary general shareholders' meeting.

To hold the extraordinary general shareholders' meeting in joint presence of shareholders with prior distribution of voting ballots.

To approve the following venue for the extraordinary general shareholders' meeting and registration of its participants: RBC facilities, 78/1 Profsoyuznaya St., Moscow.

The extraordinary general shareholders' meeting date: April 24, 2007.

Start time for the extraordinary general meeting: 11 a.m.

Start time for registration of participants: 10 a.m.

Deadline for submission of voting ballots: April 21, 2007

Postal addresses for sending completed voting ballots:

ZAO IRKOL, Bld. 1, 3/4 Boyarsky Pereulok, Moscow 107078

OAO RBC Information Systems, Bld. 1, 78 Profsoyuznaya Street, Moscow 117393

Record date: March 7, 2007

Agenda of the extraordinary general shareholders' meeting:

To approve the following agenda for the extraordinary general shareholders' meeting:

1. **Approval of IT business spin-off.**
2. **Approval of related party transactions.**

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: February 28, 2007	Seal «РБК Информационные Системы»	

Notice of material fact
Information about general meeting resolutions

1. General information	
1.1. Full company name of the issuer (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems.***
1.2. Short company name of the issuer	***RBC Information Systems OJSC.***
1.3. Address of the issuer	***75/9, Leninsky Prospekt, Moscow, 119261.***
1.4. Primary state registration number of the issuer (OGRN)	***1027700381851***
1.5. Identification taxpayer number of the issuer	***7736206959***
1.6. Unique issuer code assigned to the issuer by a registration body.	***05214-A***
1.7. Address of the webpage used by the issuer for the publication of information	***http://www.rbcinfosystems.ru***
1.8. Name of a printed periodical (periodicals) used by the issuer for the publication of information	***Supplement to the Vestnik of the Federal Service for the Financial Markets of Russia***
1.9. Code (codes) of material fact (facts)	***1005214A26012007***

2. Content of the notice

2.1. Type of general meeting (annual, extraordinary) - ***extraordinary general shareholders meeting***

2.2. Form of the general meeting - ***joint attendance of shareholders with voting ballots distributed in advance***

2.3. Date and location of the general meeting – ***23 January 2007, Build. 1, 78 Profsoyuznaya St., Moscow, in the premises of RBC.***

2.4. Quorum of the general meeting –

Items on the agenda of the general meeting	Number of votes belonging to persons entitled to participate in the general meeting as of 8 December 2006.	Number of votes belonging to persons who participated in the general meeting		Quorum
			%	
1.1.	79,159,632	48,384,594	61.1228	present
1.2.	79,159,632	48,384,594	61.1228	present
1.3.	79,159,632	48,384,594	61.1228	present
1.4.	79,159,632	48,384,594	61.1228	present
1.5.	79,159,632	48,384,594	61.1228	present
1.6.	79,159,632	48,384,594	61.1228	present
1.7.	79,159,632	48,384,594	61.1228	present
1.8.	79,159,632	48,384,594	61.1228	present
1.9.	79,159,632	48,384,594	61.1228	present
1.10.	79,159,632	48,384,594	61.1228	present
1.11.	79,159,632	48,384,594	61.1228	present
1.12	79,159,632	48,384,594	61.1228	present
2	119,259,370	74,102,835	62.1359	present

2.5. Issues put the vote and voting results –

1) Approval of related-party transactions.

1) To approve the sale **by** RBC Information Systems OJSC of 100 (one hundred) ordinary registered shares in RBC SOFT CJSC with a nominal value of 100 (one hundred) rubles each and a total value of 10,000 (ten thousand) rubles, which makes up 100% of the authorized capital of RBC SOFT CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

2) To approve the sale by RBC Information Systems OJSC of a 100 percent stake in the authorized capital of RBC Center LLC with a nominal value of 8,400 (eight thousand four hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

3) To approve the sale by RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 100 percent stake in the authorized capital of RBC SOFT LLC with a nominal value of 300,000 (three hundred thousand) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Engineering CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

4) To approve the sale by RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 51 percent stake in the authorized capital of Helios Computer LLC with a nominal value of 1,180,548 (one million one hundred and eighty thousand five hundred and forty-eight) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Engineering CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

5) To approve the sale by RBC SOFT CJSC (a subsidiary of RBC Information Systems OJSC) of a 99 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 9,900 (nine thousand nine hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC SOFT CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

6) To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of an 1 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 100 (one hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

7) To approve the sale by RBC Center LLC (a subsidiary of RBC Information Systems OJSC) of a 50 percent stake in the authorized capital of PC Home LLC with a nominal value of 4,200 (four thousand two hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Center LLC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

8) To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of a 50 percent stake in the authorized capital of PC Home LLC with a nominal value of 4,200 (four thousand two hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

9) To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of 990 (nine hundred and ninety) ordinary registered shares in RBC Engineering CJSC with a nominal value of 10 (ten) rubles each, at a total value of 9,900 (nine thousand nine hundred) rubles, which is 99 percent of the authorized capital of RBC Engineering CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

VOTING RESULTS:

FOR – 41,651,285 votes (52.6168%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

10) To approve the sale by RBC Center LLC (a subsidiary of RBC Information Systems OJSC) of 10 (ten) ordinary registered shares in RBC Engineering CJSC with a nominal value of 10 (ten) rubles each, at a total value of 100 (hundred) rubles, which is 1 percent of the authorized capital of RBC Engineering CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Center LLC.

VOTING RESULTS:

FOR – 41, 080,785 votes (52.8961%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

11) To approve the sale by RBC Investments (Cyprus) Limited (a subsidiary of RBC Information Systems OJSC) of 1,000 (one thousand) shares in RBC International Ltd. with a nominal value of 1 (one) dollar each, at a total value of 1,000 (one thousand) dollars, which is 100 percent of the authorized capital of RBC International Ltd., to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Investments (Cyprus) Limited.

VOTING RESULTS:

FOR – 41, 080,785 votes (52.8961%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

12) To approve the sale by RBC Investments (Cyprus) Limited (a subsidiary of RBC Information Systems OJSC) of 25,500 (twenty-five thousand five hundred) shares in Helios IT Operator Limited with a nominal value of 1 (one) dollar each, at a total value of 25,500 (twenty-five thousand five hundred) dollars, which is 51 percent of the authorized capital of Helios IT Operator Limited, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Investments (Cyprus) Limited.

VOTING RESULTS:

FOR – 41, 080,785 votes (52.8961%);
AGAINST - 0 votes (0%);

ABSTAINED – 0 votes (0%).

2) Amending the Company's Articles of Association.

Amend paragraph 3 and paragraph 4 of Clause 13.11 of the Articles of Association of the Company. To approve Clause 13.11 of the Articles of Association of the Company as follows:

13.11. General shareholders meetings shall be announced not later than 30 days in advance.

If the proposed agenda of an extraordinary general shareholders meeting includes the election of the Board of Directors, the announcement of an extraordinary general shareholders meeting shall be made not later than 50 days in advance.

Announcements about general shareholders meetings shall be published within the specified timeframe in the RBC Daily newspaper.

If the RBC Daily newspaper ceases to exist, announcements about general shareholders meetings shall be published in the Rossiiskaya Gazeta.

The Company shall be entitled to send notices about general shareholders meetings to each person specified in the list of persons entitled to participate in the general shareholders meeting, delivered by registered mail or by hand against signature to each of the said persons.

VOTING RESULTS:

FOR – 60,182,986 votes (81.2155%);
AGAINST - 0 votes (0%);
ABSTAINED – 0 votes (0%).

2.6. Wording of the resolutions passed by the general meeting.

1.1. To approve the sale by RBC Information Systems OJSC of 100 (one hundred) ordinary registered shares in RBC SOFT CJSC with a nominal value of 100 (one hundred) rubles each and a total value of 10,000 (ten thousand) rubles, which makes up 100% of the authorized capital of RBC SOFT CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC.

1.2. To approve the sale by RBC Information Systems OJSC of a 100 percent stake in the authorized capital of RBC Center LLC with a nominal value of 8,400 (eight thousand four hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC.

1.3. To approve the sale by RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 100 percent stake in the authorized capital of RBC SOFT LLC with a nominal value of 300,000 (three hundred thousand) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Engineering CJSC.

1.4. To approve the sale by RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 51 percent stake in the authorized capital of Helios Computer LLC with a nominal value of 1,180,548 (one million one hundred and eighty thousand five hundred and forty-eight) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Engineering CJSC.

1.5. To approve the sale by RBC SOFT CJSC (a subsidiary of RBC Information Systems OJSC) of a 99 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 9,900 (nine thousand nine hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC SOFT CJSC.

1.6. To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of an 1 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 100 (one hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

1.7. To approve the sale by RBC Center LLC (a subsidiary of RBC Information Systems OJSC) of a 50 percent stake in the authorized capital of PC Home LLC with a nominal value of 4,200 (four thousand two hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Center LLC.

1.8. To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of a 50 percent stake in the authorized capital of PC Home LLC with a nominal value of 4,200 (four thousand two hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

1.9. To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of 990 (nine hundred and ninety) ordinary registered shares in RBC Engineering CJSC with a nominal value of 10 (ten) rubles each, at a total value of 9,900 (nine thousand nine hundred) rubles, which is 99 percent of the authorized capital of RBC Engineering CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC.

1.10. To approve the sale by RBC Center LLC (a subsidiary of RBC Information Systems OJSC) of 10 (ten) ordinary registered shares in RBC Engineering CJSC with a nominal value of 10 (ten) rubles each, at a total value of 100 (hundred) rubles, which is 1 percent of the authorized capital of RBC Engineering CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Center LLC.

1.11. To approve the sale by RBC Investments (Cyprus) Limited (a subsidiary of RBC Information Systems OJSC) of 1,000 (one thousand) shares in RBC International Ltd. with a nominal value of 1 (one) dollar each, at a total value of 1,000 (one thousand) dollars, which is 100 percent of the authorized capital of RBC International Ltd., to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Investments (Cyprus) Limited.

1.12. To approve the sale by RBC Investments (Cyprus) Limited (a subsidiary of RBC Information Systems OJSC) of 25,500 (twenty-five thousand five hundred) shares in Helios IT Operator Limited with a nominal value of 1 (one) dollar each, at a total value of 25,500 (twenty-five thousand five hundred) dollars, which is 51 percent of the authorized capital of Helios IT Operator Limited, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Investments (Cyprus) Limited.

2. To amend paragraph 3 and paragraph 4 of Clause 13.11 of the Articles of Association of the Company. To approve Clause 13.11 of the Articles of Association of the Company as follows:
13.11. General shareholders meetings shall be announced not later than 30 days in advance.

If the proposed agenda of an extraordinary general shareholders meeting includes the election of the Board of Directors, the announcement of an extraordinary general shareholders meeting shall be made not later than 50 days in advance.

Announcements about general shareholders meetings shall be published within the specified timeframe in the RBC Daily newspaper.

If the RBC Daily newspaper ceases to exist, announcements about general shareholders meetings shall be published in the Rossiiskaya Gazeta.

The Company shall be entitled to send notices about general shareholders meetings to each person specified in the list of persons entitled to participate in the general shareholders meeting, delivered by registered mail or by hand against signature to each of the said persons.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date " 26 " January 20 07 .	Seal	

«РБК Информационные Системы»

REPORT
On the results of voting by the members of the EGM of Open Joint-Stock Company RBC Information Systems (hereinafter referred to as "the Company")

The Company's registered office address: 75/9 Leninsky Prospekt, Moscow 119261
Location of the EGM: Bld. 1, 78 Profsoyuznaya St., Moscow, in the premises of RBC.
Date of the meeting: 23 January 2007.
Form of the meeting: joint attendance of shareholders with voting ballots distributed in advance.

Chairman of the EGM: Alexander M. Morgulchik.
Secretary of the EGM: Ekaterina V. Melnikova

The functions of the vote counting commission were carried out by the Company's Registrar – ZAO IRKOL, represented by Marina Yu. Novikova, in accordance with the Federal Law "On Joint-Stock Companies" No. 120-FZ.

Agenda of the meeting:

1. Approval of related-party transactions.
2. Amending the Articles of Association of the Company.

Quorum for items on the agenda of the EGM:

Items on the agenda of the general meeting	Number of votes belonging to persons entitled to participate in the general meeting as of 8 December 2006.	Number of votes belonging to persons who participated in the general meeting		Quorum
			%	
1.1.	79,159,632	48,384,594	61.1228	present
1.2.	79,159,632	48,384,594	61.1228	present
1.3.	79,159,632	48,384,594	61.1228	present
1.4.	79,159,632	48,384,594	61.1228	present
1.5.	79,159,632	48,384,594	61.1228	present
1.6.	79,159,632	48,384,594	61.1228	present
1.7.	79,159,632	48,384,594	61.1228	present
1.8.	79,159,632	48,384,594	61.1228	present
1.9.	79,159,632	48,384,594	61.1228	present
1.10.	79,159,632	48,384,594	61.1228	present
1.11.	79,159,632	48,384,594	61.1228	present
1.12	79,159,632	48,384,594	61.1228	present
2	119,259,370	74,102,835	62.1359	present

The following decisions have been made on items put to the vote.

Item: **1. Approval of related-party transactions.**

1. To approve the sale of 100 (one hundred) ordinary registered shares in RBC Information Systems OJSC with a nominal value of 100 (one hundred) rubles each and a total value of 10,000 (ten thousand) rubles, which makes up 100% of the authorized capital of RBC SOFT CJSC, to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

2. To approve the sale by RBC Information Systems OJSC of a 100 percent stake in the authorized capital of RBC Center LLC with a nominal value of 8,400 (eight thousand four

hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Information Systems OJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

3. To approve the sale by FORO RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 100 percent stake in the authorized capital of RBC SOFT LLC with a nominal value of 300,000 (three hundred thousand) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, FORO RBC Engineering CJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

4. To approve the sale by FORO RBC Engineering CJSC (a subsidiary of RBC Information Systems OJSC) of a 51 percent stake in the authorized capital of Helios Computer LLC with a nominal value of 1,180,548 (one million one hundred and eighty thousand five hundred and forty-eight) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, FORO RBC Engineering CJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

5. To approve the sale by RBC SOFT CJSC (a subsidiary of RBC Information Systems OJSC) of a 99 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 9,900 (nine thousand nine hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC SOFT CJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

6. To approve the sale by RBC HOLDING CJSC (a subsidiary of RBC Information Systems OJSC) of an 1 percent stake in the authorized capital of RBC Programmny Produkt LLC with a nominal value of 100 (one hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC HOLDING CJSC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168
AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

7. To approve the sale by RBC Center LLC (a subsidiary of RBC Information Systems OJSC) of a 50 percent stake in the authorized capital of PC Home LLC with a nominal value of 4,200 (four thousand two hundred) rubles to Open Joint-Stock Company ARMADA. The beneficiary is the seller, RBC Center LLC. Voting results.

	Number of votes	Percentage of votes cast
FOR	41,651,285	52.6168

AGAINST	0	0
ABSTAINED	0	0

TRANSACTION APPROVED.

Number of votes held by shareholders included in the list of persons entitled to participate in the general meeting, who are not related parties in the transactions – 79,159,632.
Number of votes held by persons who are not related parties in the transactions, and who were present at the general meeting: 48,384,594.
DECISION PASSED

Item: **2. Amend the Articles of Association.**

Amend paragraph 3 and paragraph 4 of Clause 13.11 of the Articles of Association of the Company. To approve Clause 13.11 of the Articles of Association of the Company as follows:

13.11. General shareholders meetings shall be announced not later than 30 days in advance.

If the proposed agenda of an extraordinary general shareholders meeting includes the election of the Board of Directors, the announcement of an extraordinary general shareholders meeting shall be made not later than 50 days in advance.

Announcements about general shareholders meetings shall be published within the specified timeframe in the RBC Daily newspaper.

If the RBC Daily newspaper ceases to exist, announcements about general shareholders meetings shall be published in the Rossiiskaya Gazeta.

The Company shall be entitled to send notices about general shareholders meetings to each person specified in the list of persons entitled to participate in the general shareholders meeting, delivered by registered mail or by hand against signature to each of the said persons.

Voting results.

	Number of votes	Percentage of votes cast
FOR	60,182,986	81.2155
AGAINST	0	0
ABSTAINED	0	0

DECISION PASSED.

Chairman of the EGM: Alexander M. Morgulchik.
Secretary of the EGM: Ekaterina V. Melnikova

END